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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 5)*

                           Brandywine Realty Trust REIT
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                                 (Name of Issuer)

                          Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                   105368-10-4
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                                  (CUSIP Number)

                  Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  December 2, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 105368-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                179,600
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               179,600
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     179,600
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.8%**
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14   TYPE OF REPORTING PERSON*
     00
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**Includes warrants to purchase 80,439 Shares held by Turkey Vulture Fund
XIII, Ltd.

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
                                   SCHEDULE 13D
CUSIP NO. 105368-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                260,878**
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               260,878**
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     260,878**
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.1%**
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14   TYPE OF REPORTING PERSON*
     00
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**Includes warrants to purchase 80,439 Shares held by Turkey Vulture Fund XIII,
Ltd.

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CUSIP No. 105368-10-4

     Pursuant to Rule 13d-1(f)(1), this Amendment No. 5 to Schedule 13D Statement is filed jointly on behalf of the Richard M. Osborne Trust (the "Trust") and the Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), to report the Fund's acquisition of 100,000 shares of beneficial interest, $0.01 par value per share ("Shares"), of Brandywine Realty Trust, a Maryland real estate investment trust ("Brandywine").



Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Fund were acquired with Fund working capital for an aggregate purchase price of $1,650,000.


Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and supplemented as follows:

     (a) According to information provided by Brandywine to the Fund, there would be 6,383,398 Shares outstanding, if all the warrants to purchase Shares held by the Fund were exercised (the "Outstanding Shares").

     The Fund beneficially owns 260,878 Shares, which is the sum of the 180,439 Shares beneficially owned by the Fund and the warrants to purchase 80,439 Shares issued by Brandywine to the Fund. The 260,878 Shares beneficially owned by the Fund represent approximately 4.1% of the Outstanding Shares and the 179,600 Shares beneficially owned by the Trust represent approximately 2.8% of
the Outstanding Shares.   As sole manager of the Fund and as sole trustee of
the Trust, Mr. Osborne may be deemed to beneficially own the Shares beneficially owned by the Fund and the Trust for a total of 440,478 Shares, or approximately 6.9% of the Outstanding Shares.

     (b) Mr. Osborne, as sole manager of the Fund and sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund and Trust.

     (c) The 100,000 Shares reported herein as having been acquired by the Fund were acquired for $16.50 per share on December 2, 1996, in Brandywine's offering of Shares to the public as set forth in Brandywine's Prospectus, dated November 25, 1996.




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CUSIP No. 105368-10-4




Item 7.   Material to be Filed as Exhibits.


     Exhibit 7.12   --   Agreement of Joint Filing



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CUSIP No. 105368-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 9, 1996                THE RICHARD M. OSBORNE TRUST


                                        By:   /s/ Richard M. Osborne
                                        ---------------------------
                                        Richard M. Osborne, Trustee



                                        TURKEY VULTURE FUND XIII, LTD.



                                        By:   /s/ Richard M. Osborne
                                        ---------------------------
                                        Richard M. Osborne, Manager





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                                  Exhibit Index

               Exhibit 7.12   --   Agreement of Joint Filing